Exhibit 12.1

ENSCO PLC AND SUBSIDIARIES
Statement of Calculation of Ratios of Earnings to Fixed Charges
(In millions, except ratios)
(Unaudited)

	Three Months Ended March 31, 2015	Year Ended December 31,
		2014	2013	2012	2011	2010

Earnings
Income (loss) from continuing operations before income tax	$405.8	$(2,548.8)	$1,633.2	$1,304.7	$673.5	$494.7
Fixed charges deducted from income from continuing operations	77.0	260.4	245.3	247.3	187.6	26.6
Amortization of capitalized interest	4.2	17.0	13.3	12.3	6.7	4.5
Less:
Income from continuing operations before income tax attributable to noncontrolling interests	(3.9)	(15.5)	(9.7)	(7.4)	(5.8)	(7.7)
Interest capitalized	(19.6)	(78.2)	(67.7)	(105.8)	(80.2)	(21.3)
	463.5	(2,365.1)	1,814.4	1,451.1	781.8	496.8

Fixed Charges
Interest on indebtedness, including amortization of deferred loan costs	52.4	161.4	158.8	123.6	95.9	—
Estimated interest within rental expense	5.0	20.8	18.8	17.9	11.5	5.3
Fixed charges deducted from income from continuing operations	57.4	182.2	177.6	141.5	107.4	5.3
Interest capitalized	19.6	78.2	67.7	105.8	80.2	21.3
Total	$77.0	$260.4	$245.3	$247.3	$187.6	$26.6

Ratio of Earnings to Fixed Charges	6.0	(a)	7.4	5.9	4.2	18.7

(a)
For the year ended December 31, 2014, our earnings were inadequate to cover our fixed charges by $2,625.5 million. Net loss from continuing operations before income taxes of $2,548.8 million for the year ended December 31, 2014 included a non-cash loss on impairment of $4,218.7 million recorded during the period.